                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K



(Mark One)
[x]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934
         For the fiscal year ended December 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from                  to


Commission file number 1-10410


         A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                          Harrah's Entertainment, Inc.
                          Savings and Retirement Plan


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Harrah's Entertainment, Inc.
                          5100 West Sahara Avenue, Suite 200
                          Las Vegas, Nevada 89146

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Trustees of Harrah's Entertainment, Inc.
Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits, with fund information, of HARRAH'S ENTERTAINMENT, INC. SAVINGS AND RETIREMENT PLAN as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits, with fund information, for each of the three years ended December 31, 1999. These financial statements and the schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits, with fund information, of Harrah's Entertainment, Inc. Savings and Retirement Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits, with fund information, for each of the three years ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1999 (Exhibit I) and of loans or fixed income obligations as of December 31, 1999 (Exhibit II) are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                   ARTHUR ANDERSEN LLP


Memphis, Tennessee,
June 23, 2000.

                          HARRAH'S ENTERTAINMENT, INC.
                           SAVINGS AND RETIREMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1999


                                                             Fund Information
                                   -----------------------------------------------------------------------



                                                        Participant Directed Funds
                                   -----------------------------------------------------------------------
                                        Company     Aggressive     Fidelity      S&P 500       Long-Term
                                      Stock Fund    Stock Fund  Magellan Fund   Index Fund     Bond Fund
                                   --------------  -----------  -------------  -----------    ----------

ASSETS
Investments (Notes 1, 2 and 3)
 Harrah's common stock               $133,962,963  $         -    $         - $          -    $        -
 Registered investment company                  -   24,979,796     60,110,101            -     9,254,070
 Common/collective trust fund                   -            -              -  139,621,583             -
 Short-term investment fund             4,460,672       46,413         (5,002)      87,435        13,514

Receivables
 Due from participants (Note 1)                29        1,015            619        1,547            29
 Interest and dividends                    24,252          345            (37)         650        56,049
 Due (to) from other funds               (106,201)      23,550        285,787       90,357        51,945
Other                                   1,303,710            -              -            -             -

Cash                                      112,495       42,805         (4,613)      80,638       12,463
                                   --------------  -----------  -------------  -----------    ----------

Total assets                          139,757,920   25,093,924     60,386,855  139,882,210     9,388,070
                                   --------------  -----------  -------------  -----------    ----------

LIABILITIES
Accrued expenses                         (333,374)      (8,951)       (88,153)    (278,053)      (29,383)
Accounts payable                           (5,819)      (7,964)        (6,329)      (4,578)            -
                                   --------------  -----------  -------------  -----------    ----------
Total liabilities                        (339,193)     (16,915)       (94,482)    (282,631)      (29,383)
                                   --------------  -----------  -------------  -----------    ----------

NET ASSETS AVAILABLE FOR BENEFITS    $139,418,727  $25,077,009    $60,292,373 $139,599,579    $9,358,687
                                     ============  ===========    =========== ============    ==========

                                                       Fund Information
----------------------------------------------------------------------------------------------
                                                                           Non-
                                                                        Participant
                                                                         Directed
                                         Participant Directed Funds        Fund
                                    ----------------------------------   ------------------------
                                     Income       Treasury   Executive
                                       Fund           Fund    Life Fund  Esop Fund    Loan Fund    Total
                                    ----------- ----------- ----------   ------------ -----------  ------------
                                                              (Note 5)
ASSETS
Investments (Notes 1, 2 and 3)
 Harrah's common stock              $         - $         - $        -    $10,810,347 $         - $144,773,310
 Registered investment company       53,114,212           -          -              -           -  147,458,179
 Common/collective trust fund                 -           -          -              -           -  139,621,583
 Short-term investment fund              47,786  45,098,842  1,186,522        172,930       5,578   51,114,690

Receivables
 Due from participants (Note 1)               -           -          -              -  31,524,864   31,528,103
 Interest and dividends                     355     207,616          -            941          42      290,213
 Due (to) from other funds              (49,599)   (289,306)         -              -      (6,533)           -
Other                                         -           -          -         58,890           -    1,362,600

Cash                                     44,072      23,292          -          2,058       5,145      318,355
                                    ----------- ----------- ----------   ------------ ----------- ------------

Total assets                         53,156,826  45,040,444  1,186,522     11,045,166  31,529,096  516,467,033
                                    ----------- ----------- ----------   ------------ ----------- ------------

LIABILITIES
Accrued expenses                        (67,989)    (65,707)         -          (627)          -     (872,237)
Accounts payable                            (34)    (61,384)         -             -           -      (86,108)
                                    ----------- ----------- ----------   ------------ ----------- ------------
Total liabilities                       (68,023)   (127,091)         -          (627)          -     (958,345)
                                    ----------- ----------- ----------   ------------ ----------- ------------

NET ASSETS AVAILABLE FOR BENEFITS   $53,088,803 $44,913,353 $1,186,522    $11,044,539 $31,529,096  $515,508,688
                                    =========== =========== ==========    =========== ===========  ============


 The accompanying Notes to Financial Statements are an integral part of this statement.

                          HARRAH'S ENTERTAINMENT, INC.
                           SAVINGS AND RETIREMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1998


                                                                                     Fund Information
                                   -------------------------------------------------------------------------------------------------



                                                                                 Participant Directed Funds
                                   -------------------------------------------------------------------------------------------------
                                        Company     Aggressive      S&P 500      Long-Term      Income        Treasury     Executive
                                      Stock Fund    Stock Fund     Index Fund    Bond Fund      Fund           Fund        Life Fund
                                   --------------  -----------    -----------   ---------- ---------------  ------------  ----------
                                                                                                                            (Note 5)
ASSETS
Investments (Notes 1, 2 and 3)
 Harrah's common stock              $  97,766,963  $         -   $          -  $         -     $         -  $         -   $        -
 Registered investment company                  -   26,407,990              -   12,318,879      59,100,110            -            -
 Common/collective trust fund                   -            -    100,073,839            -               -            -            -
 Guaranteed investment contracts        4,359,863       97,593        206,107       29,642         111,368   25,875,361    1,142,271

Receivables
 Due from participants (Note 1)                 -            -              -            -               -            -            -
 Interest and dividends                    17,028            -              -      229,409               -      113,688            5
 Due (to) from other funds                286,338        8,836        828,025     (122,428)         (3,103)    (993,734)           -

Cash                                        4,696        1,735          3,473          513           1,610          836            -
                                  --------------  -----------    -----------   ---------- ---------------  ------------  ----------

Total assets                          102,434,888   26,516,154    101,111,444   12,456,015      59,209,985   24,996,151    1,142,276
                                  --------------  -----------    -----------   ---------- ---------------  ------------  ----------

LIABILITIES
Accrued expenses                         (204,932)     (41,501)       (92,076)      (6,803)        (38,540)     (18,873)           -
Accounts payable                           (6,495)      (4,603)       (10,865)      (1,337)         (4,679)      (6,460)           -
                                  --------------  -----------    -----------   ---------- ---------------  ------------  ----------

Total liabilities                        (211,427)     (46,104)      (102,941)      (8,140)        (43,219)     (25,333)           -
                                  --------------  -----------    -----------   ---------- ---------------  ------------  ----------
NET ASSETS AVAILABLE FOR BENEFITS    $102,223,461  $26,470,050   $101,008,503  $12,447,875     $59,166,766  $24,970,818   $1,142,276
                                     ============  ===========   ============  ===========     ===========  ===========   ==========


                                         Non-
                                       Participant
                                        Directed
                                         Fund
                                       ---------

                                       Esop Fund      Loan Fund      Total
                                       ---------     ----------    ------------

ASSETS
Investments (Notes 1, 2 and 3)
 Harrah's common stock                $7,079,910    $         -    $104,846,873
 Registered investment company                 -              -      97,826,979
 Common/collective trust fund                  -              -     100,073,839
 Guaranteed investment contracts         165,377         10,765      31,998,347

Receivables
 Due from participants (Note 1)                -     24,183,191      24,183,191
 Interest and dividends                      569              -         360,699
 Due (to) from other funds                     -         (3,934)              -

Cash                                           -              -          12,863
                                  -   ---------     ----------    ------------

Total assets                           7,245,856     24,190,022     359,302,791
                                  -   ---------     ----------    ------------

LIABILITIES
Accrued expenses                            (308)             -        (403,033)
Accounts payable                            (324)             -         (34,763)
                                  -   ---------     ----------    ------------

Total liabilities                           (632)             -        (437,796)
                                  -   ---------     ----------    ------------
NET ASSETS AVAILABLE FOR BENEFITS     $7,245,224    $24,190,022    $358,864,995
                                      ==========    ===========    ============


 The accompanying Notes to Financial Statements are an integral part of this statement.


                          HARRAH'S ENTERTAINMENT, INC.
                           SAVINGS AND RETIREMENT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1999


                                                                                  Fund Information
                                ----------------------------------------------------------------------------------



                                                                             Participant Directed Funds
                                ----------------------------------------------------------------------------------
                                   Company     Aggressive   Fidelity        S&P 500       Long-Term   Income
                                  Stock Fund    Stock Fund  Magellan Fund  Index Fund     Bond Fund   Fund
                                -------------  -----------  -------------  -----------    ---------- -------------

NET INVESTMENT INCOME
   Interest                   $       253,085 $      1,734    $         - $      5,794  $       748  $      3,364
   Dividends                                -            -      2,575,080            -      782,473             -
                                -------------  -----------  -------------  -----------    ---------- -------------
                                      253,085        1,734      2,575,080        5,794      783,221         3,364
                                -------------  -----------  -------------  -----------    ---------- -------------

REALIZED GAIN (LOSS) ON
 INVESTMENTS
   Aggregate proceeds              43,554,454    9,618,481      6,411,693   31,337,208    7,555,878    15,809,950
   Aggregate cost                 (29,588,097) (10,795,847)    (6,422,081) (24,793,602)  (7,872,301)  (14,938,247)
                                -------------  -----------  -------------  -----------    ---------- -------------

   Net realized gain (loss)        13,966,357   (1,177,366)       (10,388)   6,543,606     (316,423)      871,703
                                -------------  -----------  -------------  -----------    ---------- -------------

UNREALIZED NET APPRECIATION
    (DEPRECIATION) OF
     INVESTMENTS                   49,890,302    2,183,227      3,382,383   16,031,981   (1,191,763)     (558,986)
                                -------------  -----------  -------------  -----------    ---------- -------------

CONTRIBUTIONS
   Participants                     7,501,449    3,460,816      3,609,238    8,700,499      985,708     2,404,899
   Company                          4,098,762    1,849,344      1,273,850    4,351,579      480,416     1,352,561
                                -------------  -----------  -------------  -----------    ---------- -------------

                                   11,600,211    5,310,160      4,883,088   13,052,078    1,466,124     3,757,460
OTHER
   Distributions to participants and
     beneficiaries                (13,570,704)  (3,302,744)    (3,014,324) (14,092,045)  (1,488,001)   (7,308,810)
   Transfers between funds        (24,246,626)  (4,187,486)    22,002,780   (3,161,677)  (2,272,766)   (5,370,840)
   Transfers in, net of forfeitures     6,969        9,399     30,597,758   20,895,655        2,777     2,903,204
   Administrative expenses           (704,328)    (229,965)      (124,004)    (684,316)     (72,357)     (375,058)
                                -------------  -----------  -------------  -----------    ---------- -------------

NET INCREASE (DECREASE) IN NET
    ASSETS AVAILABLE FOR BENEFITS  37,195,266   (1,393,041)    60,292,373   38,591,076  (3,089,188)    (6,077,963)

NET ASSETS AVAILABLE FOR BENEFITS,
   Beginning of year              102,223,461   26,470,050              -  101,008,503   12,447,875    59,166,766
                                -------------  -----------  -------------  -----------    ---------- -------------

   End of year                   $139,418,727  $25,077,009    $60,292,373 $139,599,579 $  9,358,687  $ 53,088,803
                                =============  ===========  =============  =========== ============  =============


                                                               Non-
                                                          Participant
                                                            Directed
                                                              Fund
                                -------------------------- ------------
                                  Treasury    Executive
                                  Fund        Life Fund     Esop Fund     Loan Fund          Total
                                ------------ ------------- ------------  -------------  --------------
                                         (Note 5)
NET INVESTMENT INCOME
   Interest                       $ 1,414,262 $     47,822  $      9,084  $   2,040,024   $   3,775,917
   Dividends                          350,580            -             -              -       3,708,133
                                 ------------ ------------- ------------  -------------  --------------
                                    1,764,842       47,822         9,084      2,040,024       7,484,050
                                 ------------ ------------- ------------  -------------  --------------

REALIZED GAIN (LOSS) ON INVESTMENTS
   Aggregate proceeds                       -            -       938,136              -     115,225,800
   Aggregate cost                           -            -      (706,527)             -     (95,116,702
                                 ------------ ------------- ------------  -------------  --------------

   Net realized gain (loss)                 -            -       231,609              -      20,109,098
                                 ------------ ------------- ------------  -------------  --------------

UNREALIZED NET APPRECIATION
    (DEPRECIATION) OF INVESTMENTS           -            -     4,436,964              -      74,174,108
                                 ------------ ------------- ------------  -------------  --------------

CONTRIBUTIONS
   Participants                     4,436,103            -             -              -      31,098,712
   Company                          1,230,944            -             -              -      14,637,456
                                 ------------ ------------- ------------  -------------  --------------

                                    5,667,047            -             -              -      45,736,168
OTHER
   Distributions to participants and
     beneficiaries                 (6,179,377)           -      (851,568)    (2,722,861)    (52,530,434)
   Transfers between funds         13,371,611       (3,576)      (22,956)     3,891,536               -
   Transfers in, net of forfeitures 5,491,597            -             -      4,130,375      64,037,734
   Administrative expenses           (173,185)           -        (3,818)             -      (2,367,031)
                                  ------------ ------------- ------------  -------------  --------------

NET INCREASE (DECREASE) IN NET
    ASSETS AVAILABLE FOR BENEFITS  19,942,535       44,246     3,799,315      7,339,074     156,643,693

NET ASSETS AVAILABLE FOR BENEFITS,
   Beginning of year               24,970,818    1,142,276     7,245,224     24,190,022     358,864,995
                                 ------------ ------------- ------------  -------------  --------------

   End of year                   $44,913,353   $ 1,186,522  $ 11,044,539  $  31,529,096    $515,508,688
                                 ===========  ============= ============  =============   =============


The accompanying Notes to Financial Statements are an integral part of this statement.


                          HARRAH'S ENTERTAINMENT, INC.
                           SAVINGS AND RETIREMENT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1998



                                                              Fund Information
                                    ------------------------------------------------------------------------



                                                                                 Participant Directed Funds
                                    ------------------------------------------------------------------------

                                        Company     Aggressive      S&P 500      Long-Term      Income
                                      Stock Fund    Stock Fund     Index Fund    Bond Fund      Fund
                                    -------------  -----------    -----------   ----------  --------------

NET INVESTMENT INCOME
   Interest                       $       381,604  $    28,962   $      76,561 $     8,941  $       50,915
   Dividends                                    -            -               -     908,197               -
                                    -------------  -----------    -----------   ----------  --------------
                                          381,604       28,962          76,561     917,138          50,915
                                    -------------  -----------    -----------   ----------  --------------

REALIZED GAIN (LOSS) ON  INVESTMENTS
   Aggregate proceeds                  44,270,937    7,727,937      22,152,418   4,212,306      11,894,665
   Aggregate cost                     (40,392,408)  (8,343,747)    (19,993,398) (4,137,390)    (11,554,323)
                                    -------------  -----------    -----------   ----------  --------------

   Net realized gain (loss)             3,878,529     (615,810)      2,159,020      74,916         340,342
                                    -------------  -----------    -----------   ----------  --------------

UNREALIZED NET APPRECIATION
    (DEPRECIATION) OF INVESTMENTS     (19,357,722)  (1,308,361)     19,475,071     (50,483)      3,640,419
                                    -------------  -----------    -----------   ----------  --------------

CONTRIBUTIONS
   Participants                         8,097,933    3,865,866       5,947,595     811,161       2,338,054
   Company                              5,644,661    2,590,264       4,000,484     557,723       1,683,595
                                    -------------  -----------    -----------   ----------  --------------

                                       13,742,594    6,456,130       9,948,079   1,368,884       4,021,649
OTHER
   Distributions to participants and
     beneficiaries                     (9,687,407)  (3,048,048)     (8,159,430) (1,149,397)     (6,519,340)
   Transfers between funds             (8,390,528)  (2,545,639)      1,751,526   2,947,497       4,492,737
   Administrative expenses               (755,850)    (355,971)       (494,524)    (51,994)      (460,513)
                                    -------------  -----------    -----------   ----------  --------------

NET INCREASE (DECREASE) IN NET
    ASSETS AVAILABLE FOR BENEFITS     (20,188,780)  (1,388,737)     24,756,303   4,056,561       5,566,209

NET ASSETS AVAILABLE FOR BENEFITS,
   Beginning of year                  122,412,241   27,858,787      76,252,200   8,391,314      53,600,557
                                    -------------  -----------    -----------   ----------  --------------

   End of year                       $102,223,461  $26,470,050   $ 101,008,503 $12,447,875     $59,166,766
                                     ============  ===========   ============= ===========     ===========


                                                                     Non-
                                                                 Participant
                                                                  Directed
                                                                   Fund
                                    -------------------------     ----------

                                      Treasury     Executive
                                       Fund        Life Fund      Esop Fund      Loan Fund      Total
                                    ------------  ------------    ----------     -----------  ----------------
                                                    (Note 5)
NET INVESTMENT INCOME
   Interest                         $  1,317,409  $  1,089,215   $     58,078   $  1,441,977  $    4,453,662
   Dividends                                   -             -              -              -         908,197
                                    ------------  ------------    ----------     -----------  ----------------
                                       1,317,409     1,089,215         58,078      1,441,977       5,361,859
                                    ------------  ------------    ----------     -----------  ----------------

REALIZED GAIN (LOSS) ON  INVESTMENTS
   Aggregate proceeds                          -             -              -              -      90,258,263
   Aggregate cost                              -             -              -              -     (84,421,266)
                                    ------------  ------------    -----------   ------------  ----------------

   Net realized gain (loss)                    -             -              -              -       5,836,997
                                    ------------  ------------    -----------   ------------  ----------------

UNREALIZED NET APPRECIATION
    (DEPRECIATION) OF INVESTMENTS              -       395,825     (1,387,327)             -       1,407,422
                                    ------------  ------------    -----------   ------------  ----------------

CONTRIBUTIONS
   Participants                        1,403,677             -              -              -      22,464,286
   Company                               876,483             -             25              -      15,353,235
                                    ------------  ------------    -----------   ------------  ----------------

                                       2,280,160             -             25              -      37,817,521
OTHER
   Distributions to participants and
     beneficiaries                    (4,541,794)     (269,206)      (712,278)    (2,229,587)    (36,316,487)
   Transfers between funds             3,970,947    (5,732,680)       (17,936)     3,524,076               -
   Administrative expenses              (110,636)            -         (3,423)             -      (2,232,911)
                                    ------------  ------------    -----------   ------------  ----------------

NET INCREASE (DECREASE) IN NET
    ASSETS AVAILABLE FOR BENEFITS      2,916,086    (4,516,846)    (2,062,861)     2,736,466      11,874,401

NET ASSETS AVAILABLE FOR BENEFITS,
   Beginning of year                  22,054,732     5,659,122      9,308,085     21,453,556     346,990,594
                                    ------------  ------------    -----------   ------------  ----------------

   End of year                      $ 24,970,818  $  1,142,276   $  7,245,224    $24,190,022  $  358,864,995
                                     ============ ============   ============    ===========  ================


The accompanying Notes to Financial Statements are an integral part of this statement.

                          HARRAH'S ENTERTAINMENT, INC.
                           SAVINGS AND RETIREMENT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                   Fund Information
                                     ------------------------------------------------------------------------



                                                     Participant Directed Funds
                                     ------------------------------------------------------------------------

                                        Company     Aggressive      S&P 500      Long-Term      Income
                                      Stock Fund    Stock Fund     Index Fund    Bond Fund      Fund
                                     -------------  -----------    -----------   ----------   -------------

NET INVESTMENT INCOME
   Interest                          $     207,435  $    36,094   $    103,055  $    10,731   $   3,958,749
   Dividends                                    -     2,493,299              -      548,485         604,594
                                     -------------  -----------    -----------   ----------   -------------

                                           207,435    2,529,393        103,055      559,216       4,563,343
                                     -------------  -----------    -----------   ----------   -------------

REALIZED GAIN (LOSS) ON  INVESTMENTS
   Aggregate proceeds                   13,455,144      357,037      3,095,294    3,472,373     426,467,256
   Aggregate cost                      (13,326,188)    (363,806)    (2,826,113)  (3,510,300)   (427,259,849)
                                     -------------  -----------    -----------   ----------   -------------

   Net realized gain (loss)                128,956       (6,769)       269,181      (37,927)       (792,593)
                                     -------------  -----------    -----------   ----------   -------------

UNREALIZED NET APPRECIATION
  (DEPRECIATION) OF INVESTMENTS         (6,135,421)   1,228,569     17,306,583      349,162        (620,801)
                                     -------------  -----------    -----------   ----------   -------------

CONTRIBUTIONS
   Participants                          8,842,945    3,189,152      4,086,540      591,768       3,567,373
   Company                               6,550,364    2,195,211      2,836,051      422,475       1,803,608
                                     -------------  -----------    -----------   ----------   -------------

                                        15,393,309    5,384,363      6,922,591    1,014,243       5,370,981
OTHER
   Distributions to participants and
     beneficiaries                     (11,986,354)  (2,514,096)    (7,303,377)    (651,488)     (7,610,485)
   Transfers between funds             (11,911,103)   2,657,661      6,087,107   (1,675,667)     (3,514,232)
   Administrative expenses                (594,339)    (250,358)      (356,935)     (53,759)       (384,605)
                                     -------------  -----------    -----------   ----------   -------------

NET INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS        (14,897,517)   9,028,763     23,028,205     (496,220)     (2,988,392)

NET ASSETS AVAILABLE FOR BENEFITS,
   Beginning of year                   137,309,758   18,830,024     53,223,995    8,887,534      56,588,949
                                     -------------  -----------    -----------   ----------   -------------

   End of year                       $ 122,412,241  $27,858,787   $ 76,252,200   $8,391,314   $  53,600,557
                                     =============  ===========   ============   ==========   =============

                                          ------------------------------------------------------
                                                                        Non-
                                                                     Participant
                                                                      Directed
                                                                       Fund
                                          -----------------------    -----------

                                           Treasury     Executive
                                            Fund        Life Fund    Esop Fund      Loan Fund      Total
                                          -----------   ----------- ------------   -------------  -------------
                                                         (Note 5)
NET INVESTMENT INCOME
   Interest                               $    19,457  $     21,029 $          -   $   1,445,731  $   5,802,281
   Dividends                                  886,789             -            -               -      4,533,167
                                          -----------   ----------- ------------   -------------  -------------

                                              906,246        21,029            -       1,445,731     10,335,448
                                          -----------   ----------- ------------   -------------  -------------

REALIZED GAIN (LOSS) ON  INVESTMENTS
   Aggregate proceeds                       3,475,184             -    1,134,111               -    451,456,399
   Aggregate cost                          (3,475,184)            -     (988,066)              -   (451,749,506)
                                          -----------   ----------- ------------   -------------  -------------

   Net realized gain (loss)                         -             -      146,045               -       (293,107)
                                          -----------   ----------- ------------   -------------  -------------

UNREALIZED NET APPRECIATION
  (DEPRECIATION) OF INVESTMENTS                     -       735,257     (649,967)              -     12,213,382
                                          -----------   ----------- ------------   -------------  -------------

CONTRIBUTIONS
   Participants                             1,126,452             -            -               -     21,404,230
   Company                                    806,745             -           69               -     14,614,523
                                          -----------   ----------- ------------   -------------  -------------

                                            1,933,197             -           69               -     36,018,753
OTHER
   Distributions to participants and
     beneficiaries                         (5,754,658)     (514,583)    (873,965)     (1,100,736)   (38,309,742)
   Transfers between funds                  8,962,818             -      (27,455)       (579,129)             -
   Administrative expenses                    (71,106)            -       (1,109)              -     (1,712,211)
                                          -----------   ----------- ------------   -------------  -------------

NET INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS             5,976,497       241,703   (1,406,382)       (234,134)    18,252,523

NET ASSETS AVAILABLE FOR BENEFITS,
   Beginning of year                       16,078,235     5,417,419   10,714,467      21,687,690    328,738,071
                                          -----------   ----------- ------------   -------------  -------------

   End of year                            $22,054,732  $  5,659,122 $  9,308,085   $  21,453,556  $346,990,594
                                          ===========  ============ ============   =============  ============


The accompanying Notes to Financial Statements are an integral part of this statement.

                          HARRAH'S ENTERTAINMENT, INC.
                           SAVINGS AND RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999


NOTE 1 - SUMMARY DESCRIPTION OF THE PLAN

The following description of the Harrah's Entertainment, Inc. Savings and Retirement Plan (the "Plan," formerly The Promus Companies Incorporated Savings and Retirement Plan) is provided for general information purposes only. Reference should be made to the Plan Document for a more complete description of the Plan's provisions.

THE PLAN

Effective June 30, 1995, The Promus Companies Incorporated ("Promus") was split into two independent public corporations (the "Spin-off"). Promus, which was renamed Harrah's Entertainment, Inc. ("Harrah's"), retained the casino entertainment business. Promus' hotel operations were transferred to a newly created company, Promus Hotel Corporation ("PHC"). The agreements governing the terms of the Spin-off transaction required that the assets allocable to those participants in the Plan, who became employees of PHC, be transferred to a new savings and retirement plan (the "PHC Plan"), which was established for the benefit of the eligible employees of PHC and its affiliates. Concurrent with the completion of the Spin-off, the Plan was renamed the Harrah's Entertainment, Inc. Savings and Retirement Plan. Participants' investments in Promus common stock through the Company Stock Fund and the ESOP Fund were converted into investments in the common stock of their employer, either Harrah's or PHC, after the Spin-off.

The Plan was established by Harrah's effective February 6, 1990, to include eligible employees of Harrah's and its affiliates (the "Company") for the primary purpose of allowing these employees to accumulate capital for their retirement. Participants can contribute either pretax payroll dollars (i.e., temporary deferral of federal and/or state income taxes) or after-tax dollars to the Plan, as provided for under Sections 401(k) and 401(m) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

PLAN TRANSFER

On January 1, 1999, Showboat Marina Casino Partnership (SMCP) became a participating employer and SMCP employees became eligible to participate in the Plan. The account balances of SMCP's employees transferred from the Showboat, Inc. Retirement and Savings Plan to this Plan on January 1, 1999, in the amount of $3 million. On July 1, 1999, the Showboat Atlantic City employees became eligible to participate in the Plan. The account balances of Showboat Atlantic City's employees were transferred from the Showboat, Inc. Retirement and Savings Plan to this Plan on July 1, 1999, in the amount of $64 million.

PLAN INVESTMENT FUNDS

By election of a participant, his or her account balance (comprised of contributions, Company matching funds and accumulated earnings) can be invested in 1% increments in one or in a combination of up to seven separate funds (collectively, the "Funds") of the Plan as follows:

I. Company Stock Fund - invested in Harrah's common stock which provides a return based on the change in market value of Harrah's common stock, including any dividends declared thereon;

II. Aggressive Stock Fund - invested in the SSGA Small Cap Matrix Fund, a mutual fund comprised primarily of a mix of common stocks of emerging and other growth-oriented companies, including securities convertible to common stocks;

III. Fidelity Magellan Fund - invested in the Fidelity Magellan Fund, a publicly-traded mutual fund comprised primarily of common stocks and convertible securities of large companies based both in the U.S. and overseas, which seeks capital appreciation;

IV. S&P 500 Index Fund - invested in the State Street Bank & Trust S&P 500 Index Fund, an S&P 500 Indexed common/collective trust fund, which provides a return based on the performance of the stocks included within the S&P 500 Index Fund, including dividends thereon;

V. Long-Term Bond Fund - invested in the Vanguard Long-Term Corporate Portfolio, a mutual fund with investments in a diversified mix of long-term investment grade bonds;

VI. Income Fund - invested in the SSGA Intermediate Bond Fund, a mutual fund comprised primarily of high quality intermediate-term government, corporate, mortgage-backed and asset-backed securities; or

VII. Treasury Fund - invested in a commingled fund managed by State Street Global Advisors, which provides investments in high-quality money market securities and other short-term debt instruments.

The Plan also includes three other special purpose funds, as follows:

I. Executive Life Fund - segregates the assets and participants' equity accounts related to the investment in Executive Life Insurance Company's guaranteed investment contract. See Note 5 - Executive Life Investment for further details.

II. ESOP Fund - accounts for special contributions by Harrah's of its common stock or cash equivalents to eligible employees. The ESOP Fund was established within the Plan to serve as a means to monitor the accounts and records of the participants. Participants are not allowed to make contributions to their ESOP account and distributions can be made only after a participant terminates employment.

III. Loan Fund - separately tracks loans to participants as provided for under the Plan.

Occasionally, the Funds hold cash on a temporary basis pending investment or withdrawals. Cash balances are invested in temporary investments.

PLAN ADMINISTRATION

The general administration of the Plan is the responsibility of its Trustees, who are appointed by the Human Resources Committee of the Harrah's Board of Directors, and who act as the Plan Administrator. The Trustees perform the duties and exercise the authority set forth in the Plan and Trustee Agreements. The Trustees have delegated certain of their authority to individuals for purposes of day-to-day administration.

Effective January 2, 1998, State Street Global Advisors (SSGA) began administering the Plan. SSGA provides recordkeeping, accounting, daily trading, custodial, and investment management services.

EMPLOYEE ELIGIBILITY, VESTING AND TERMINATION

Employees of the Company become eligible to join the Plan after 90 days of service. Eligibility for Company matching contributions begins on the first entry date (January 1 or July 1) following completion of 12 months of service. Participants vest in Company matching contributions over five calendar years of credited service as follows:

                  Years of                                    Vested
                 Credited Service                            Percentage
                 ----------------                            ----------
                    One                                         10%
                    Two                                         20%
                    Three                                       30%
                    Four                                        60%
                    Five                                       100%

An employee's active participation in the Plan ceases upon separation of service at which time his or her vested account balance can either be withdrawn or remain in the Plan according to the Plan Document.

PLAN EXPENSES

As sponsor of the Plan, Harrah's, through its wholly-owned subsidiary, Harrah's Operating Company, Inc. ("HOC"), initially pays many of the costs associated with the operation of the Plan. These costs include salaries for employees who perform other administrative services solely for the Plan, rent, various service charges and other direct costs of operation. The Plan reimbursed HOC for these costs in the amounts of approximately $387,000, $790,000 and $1.6 million for 1999, 1998 and 1997, respectively. Such costs are included in administrative expenses in the accompanying statements of changes in net assets available for benefits.

PARTICIPANTS' CONTRIBUTIONS AND WITHDRAWALS

Participants can elect to make basic contributions ranging from two to six percent of their eligible earnings, as defined. These contributions are then matched by the Company. If a non-highly compensated participant is making basic pretax contributions of six percent of his or her earnings to the Plan, the participant could elect to make supplemental contributions of up to an additional ten percent of which up to eight percent can be pretax dollars. Highly compensated employees could contribute up to an additional ten percent of after-tax dollars as supplemental contributions. The Company will match the first six percent of all participants' contributions.

Participants' contributions, vested matching Company contributions and related income may be withdrawn by giving notice to the Plan Administrator, which may include a telephone or electronic communication, subject to Plan and Internal Revenue Service rules. In-service withdrawals of pretax contributions are subject to hardship rules if the withdrawal occurs before age 59 1/2.

Withdrawal of basic after-tax and matching contributions will not prohibit participants from making further contributions; however, if these contributions or any other funds are withdrawn, the Company will not match subsequent contributions for six months. Supplemental after-tax contributions and any earnings thereon may be withdrawn without this penalty. If a participant ceases to make contributions to the Plan, the participant's equity may remain constant, except for allocation of earnings, gains and losses on the Plan's investments.

ALLOCATION OF FORFEITURES AND NET PLAN INCOME

As required by the Plan, forfeited amounts attributed to non-vested Company matching contributions of terminated employees who did not receive a distribution of their vested account balance will be held for a period of five years. Employees who return to service within that period will be credited, subject to further vesting, at the date of rehire with the unallocated equity amount. The total amount of potential forfeitures of terminated non-vested participants at December 31, 1999 was approximately $0.8 million. Beginning in September 1999, forfeitures were used to reduce the Company matching contributions. During 1999, the Company used approximately $4.2 million of forfeitures to reduce Company matching contributions. Prior to September 1999, forfeitures were reallocated to the remaining participants. The Plan Administrator reallocated approximately $0.9 million and $0.5 million of forfeited funds during 1999 and 1997, respectively. No forfeitures were reallocated during 1998.

Net Plan income (i.e. unrealized appreciation/depreciation of investments, dividend and interest income, and realized gains or losses on the sale of investments) is allocated daily to active participants based upon the individual's prior daily equity balance. For purposes of calculating the realized gains or losses on the sale investments, the Plan uses the revalued cost (i.e. the fair value of the assets at the beginning of the current plan year).

LOANS

Loans may be made to participants by giving notice to the Plan Administrator, which may include a telephone or electronic communication. All loans, other than those used to acquire or construct the principal residence of the participant, shall be repaid within five years. The minimum amount that may be borrowed is $500. The balance of loans outstanding under the Plan to a participant may not exceed $50,000 (which maximum is subject to reduction if another loan is outstanding) or one-half of the vested balance of the participant's account, whichever is less. Loans bear interest at a rate set by the Plan Administrator, and are secured by the account balance of the participant equal to the outstanding loan amount. Principal and interest paid by a participant are credited to the participant's account. At December 31, 1999 and 1998, these loans had interest rates ranging from 7.5 percent to 9.5 percent.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - VALUATION OF INVESTMENTS

Investments in securities, common/collective trust funds and registered investment companies are stated at market values on the last business day of the plan year.

NOTE 3 - INVESTMENTS

The fair market values of individual investments that represent 5% or more of the Plan's total net assets as of December 31, 1999 and 1998, were as follows:

                                                                       1999                  1998
                                                                   -----------       ------------
Harrah's Entertainment, Inc. Common Stock                         $144,773,310       $104,846,873
Fidelity Magellan Fund                                              60,110,101                  -
State Street Bank & Trust S&P 500 Index Fund                       139,621,583        100,073,839
SSGA Small Cap Matrix Fund Series A                                 24,979,796         26,407,990
SSGA Intermediate Bond Fund Series A                                53,114,212         59,100,110
SSB Yield Enhanced Short-Term Investment Fund                       45,073,587         25,809,653
Loans to Participants                                               31,524,864         24,183,191


NOTE 4 - EXCESS CONTRIBUTIONS

Certain plan participants received a refund of a portion of their contributions and attributable earnings totaling approximately $152,000 in 1997. No refunds were required for 1999 or 1998. These refunds were paid in accordance with Internal Revenue Code Section 401(m), which requires that certain nondiscriminatory tests related to the overall composition of participants' contributions be met, and Section 415, which requires annual contributions not to exceed 25 percent of the participant's compensation, as defined.

NOTE 5 - EXECUTIVE LIFE INVESTMENT

On May 1, 1991, the Plan was amended to provide that approximately $12.9 million attributable to a guaranteed investment contract issued by Executive Life Insurance Company ("Executive Life") and held in the Plan's Income Investment Fund would be frozen until such time as the contract was finally paid out. The $12.9 million represented the book value of this contract as of March 31, 1991. The action was taken by the Company due to the conservatorship imposed on Executive Life by the State of California Insurance Commissioner. The Company agreed to pay to the Plan any deficiency between the $12.9 million and any amounts finally paid under the contract. The Company also agreed to make interest free loans to the Plan, which were to be repaid out of any amounts received under the contract, so that persons who leave or who had already left the Company's employment may withdraw the vested portion of the Executive Life guaranteed investment contract, as well as other vested funds.

On September 3, 1993, the California Department of Insurance closed on a rehabilitation transaction with Aurora National Life Assurance Company ("Aurora"), whereby substantially all Executive Life assets and restructured liabilities were transferred to Aurora. Additionally, on September 3, 1993, Aurora made a payment of approximately $1.9 million to the Plan, which reduced the principal of the Executive Life contract. Of this payment, approximately $0.4 million was paid to Harrah's to reduce the advances from Harrah's balance. The remaining amount was used to unfreeze part of the Executive Life Fund for each participant on a pro-rata basis.

On February 4, 1994, the Plan elected to participate in an ongoing rehabilitation plan offered by Aurora. This plan provided for recovery of a minimum of 77.7% of the March 31, 1991 book value.

On July 29, 1996 and again on April 22, 1997, Aurora made a payment of approximately $0.1 million to the Plan, which reduced the principal of the Executive Life contract. These payments will be included in the determination of the allocation of interest earned.

Under the Plan amendment that governs the Executive Life contract, non-benefit responsive distributions are allocated pro-rata among the remaining participants (based upon their investment in the contract) and to the Company (based on the Plan's payable to the Company). Benefit responsive distributions are allocated to the Company as the Company previously loaned the Plan the funds for the distributions. In April 1995, Aurora began honoring requests for distributions for terminated participants, as well as for hardship withdrawals. During 1996, Aurora discontinued reimbursements for hardship withdrawals. Harrah's remained liable to the Plan for any deficiency between the book value and amounts ultimately received. The restructured contract matured on September 3, 1998, and $9.2 million was received by the Plan in September 1998. Of this amount, $8.7 million represented principal and $0.5 million represented interest earnings. The principal was allocated to participant accounts to unfreeze the investment and was used to repay the balance of advances from Harrah's. The Company is in the process of determining the allocation of the interest earned.

NOTE 6 - PLAN QUALIFICATION

The Plan is intended to satisfy the tax qualification requirements under Section 401(a) of the Internal Revenue Code ("IRC"); therefore, the trust funds of the Plan are intended to be exempt from federal income taxes under Section 501(a). A favorable determination letter regarding the Plan's status, dated November 19, 1992, has been received from the Internal Revenue Service. The Plan has been amended since receiving the determination letter; however, the Trustees and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 8 - SUBSEQUENT EVENTS

Due to the volatility of the stock market, the per share value of Harrah's common stock has decreased from $26.4375 at December 31, 1999, to $21.0625 at June 9, 2000. If Harrah's common stock for the Company Stock Fund and the ESOP Fund were value at the June 9, 2000, prices, the balances of these funds would be approximately $131.3 million and $8.8 million, respectively, due to this decrease in per market value.

Effective January 1, 2000, the vesting percentages were modified to 20 percent vesting every year of service and continue to allow participants to become fully vested after five years of service. In addition, maximum pretax contribution limits increased to 16 percent and 7 percent for non-highly compensated and highly compensated participants, respectively.

On January 1, 2000, Rio Suite Hotel and Casino became a participating employer and Rio employees became eligible to participate in the Plan. The account balances of the Rio employees were transferred from the Rio 401(k) plan to this Plan on February 28, 2000, in the amount of $36.3 million.

On March 23, 2000, Players International, Inc. became a participating employer and Players employees became eligible to participate in the Plan.

Effective February 28, 2000, the Company added the Small Cap Growth Fund as a new investment option. In addition, as of February 28, 2000, certain of the current investment funds changed names to enable participants to better recognize the fund types. The Aggressive Stock Fund became the Small Cap Value Fund. The Income Fund became the Intermediate Bond Fund. The Treasury Fund became the Money Market Fund.

On February 28, 2000, a new withdrawal option was added concerning the Stock Fund. As of that date, participants can request "in-kind" distributions from the Stock Fund (i.e. - receive actual shares of stock instead of cash) in certain circumstances.

                                                                       EXHIBIT I


                          HARRAH'S ENTERTAINMENT, INC.
                           SAVINGS AND RETIREMENT PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1999


                                                                                                             Market Value
                                                                                                             ------------
HARRAH'S ENTERTAINMENT, INC. COMMON STOCK
Company Stock Fund*                                                                                          $133,962,963
ESOP Fund, cost of $6,812,559*                                                                                 10,810,347
                                                                                                             ------------
                                                                                                              144,773,310
                                                                                                             ------------

REGISTERED INVESTMENT COMPANIES
Fidelity Magellan Fund                                                                                         60,110,101
SSGA Intermediate Bond Fund Series A                                                                           53,114,212
SSGA Small Cap Matrix Fund Series A                                                                            24,979,796
Vanguard - Long-Term Corporate Portfolio                                                                        9,254,070
                                                                                                             ------------
                                                                                                              147,458,179
                                                                                                             ------------

COMMON/COLLECTIVE TRUST FUND
State Street Bank & Trust S&P 500 Index Fund Series A (Lending)                                               139,621,583
                                                                                                             ------------

LOANS TO PARTICIPANTS, 7.5% to 9.5%                                                                            31,524,864
                                                                                                             ------------


SHORT-TERM INVESTMENT FUND
SSB Yield Enhanced Short-Term Investment Fund                                                                  45,073,587
SSGA Short-Term Investment Fund                                                                                 5,215,769
Fidelity Money Market Trust                                                                                       825,334
                                                                                                             ------------
                                                                                                               51,114,690
                                                                                                             ------------

        TOTAL INVESTMENTS                                                                                    $514,492,626
                                                                                                             ============


* Represents a party-in-interest transaction.

                                                                      EXHIBIT II


                          HARRAH'S ENTERTAINMENT, INC.
                           SAVINGS AND RETIREMENT PLAN
       SCHEDULE G, PART 1 - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                                DECEMBER 31, 1999



        Identity of Obligor                       Description of Loan                             Amount Defaulted
---------------------------           -------------------------------------------                 ----------------
Various plan participants             137 participant loans with loan origination                 $688,694
                                      dates ranging from October 28, 1996 to
                                      November 16, 1999 with interest rates
                                      ranging from 7.5% to 9.5%


                                    Signature
                                 --------------



         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    HARRAH'S ENTERTAINMENT, INC.
                                    SAVINGS AND RETIREMENT PLAN


                           By:      /s/ JUDY T. WORMSER
                                    ---------------------------------------
                                    Judy T. Wormser
                                    Authorized Trustee of the Plan and
                                    Vice President and Controller of
                                    Harrah's Entertainment, Inc.